                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Specialty Catalog Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   84748Q-10-3
                                 (CUSIP Number)

                           Christopher M. Wells, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2001

                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box |X|.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 84748Q-10-3
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1       Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

                                Nicolas Berggruen
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2       Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3       SEC Use Only
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4       Source of Funds

                                    WC
--------------------------------------------------------------------------------
5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)  |_|
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6       Citizenship or Place of Organization

                            United States of America
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    Number of      7       Sole Voting Power
      Shares                        0
   Beneficially
  Owned by Each    8       Shared Voting Power
    Reporting                 279,700
   Person With
                   9       Sole Dispositive Power
                                    0
                   10      Shared Dispositive Power
                              279,700
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             279,700
--------------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares   |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented By Amount in Row (11)

                                    6.45%
--------------------------------------------------------------------------------
14      Type of Reporting Person

                                    IN

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Item 1.        Security and Issuer.

               This Statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Specialty Catalog Corp., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 31 Bristol Drive, South Easton, MA 02375.

Item 2.        Identity and Background.

        (a) This Schedule 13D is filed on behalf of Nicolas Berggruen, an individual.

        (b) The principal business office for Nicolas Berggruen is 499 Park Avenue, New York, New York 10022.

        (c) Nicolas Berggruen acts as an investment advisor to Alexander Enterprise Holding Corp., a British Virgin Islands corporation ("Alexander"), which holds 279,700 shares of the Common Stock of the Company. The principal business office for Alexander is c/o Midocean Management Ltd., 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

        (d)(e) Nicolas Berggruen has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Nicolas Berggruen is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               As described more fully in Item 4 below, this Schedule is being filed pursuant to Rule 13d-1(e). Alexander beneficially owns 279,700 shares of Common Stock of the Company. Alexander acquired its shares of Common Stock by purchasing the shares on the open market. The shares of Common Stock were purchased with the working capital of Alexander.

Item 4.        Purpose of Transaction.

               Pursuant to Amendment No. 2 to Schedule 13D dated April 25, 2001 filed with the Securities and Exchange Commission by Mr. Guy Naggar (the "Naggar Amendment No. 2"), Mr. Naggar reported that on March 26, 2001, Mr. Naggar, at a meeting of the Board of Directors of the Company, of which he is a member, indicated that he was considering the possibility of pursuing discussions pertaining to entering into an extraordinary transaction (a "Transaction") with the Company which could result in a change of ownership or structure of the Company, including a Transaction involving the purchase of all or substantially all of the outstanding shares of the Company. Pursuant to the Naggar Amendment No. 2, on April 18, 2001, Mr. Naggar at a meeting of the Board of Directors of the Company, indicated that he was preparing to make a preliminary proposal regarding a Transaction.

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               On April 30, 2001, the Company issued a press release indicating that Mr. Naggar had submitted a proposal to acquire for cash, through a merger, all of the issued and outstanding shares of Common Stock of the Company, other than shares held by Mr. Naggar and other shareholders, management and members of the Board of Directors of the Company who may determine to participate with him in the Transaction, for $3.75 per share in cash.

               Based upon such press release, Mr. Naggar's proposal is conditioned upon, among other things, the execution of a definitive merger agreement and receipt of a fairness opinion by an independent committee of the Board of Directors of the Company from its financial advisors by no later than May 4, 2001.

               In connection with Mr. Naggar's proposal, representatives of Mr. Berggruen have held various preliminary discussions with representatives of Mr. Naggar concerning the possibility of participating with Mr. Naggar in a possible Transaction involving the Company. Such participation could include participation in the equity of an entity formed by Mr. Naggar as well as arranging financing for the Transaction. As of the date hereof, no agreement has been reached between Mr. Berggruen and Mr. Naggar and there can be no assurance that any such agreement will be reached on terms satisfactory to Mr. Berggruen and Mr. Naggar or that, if such an agreement were to be reached, a Transaction will be consummated.

               In addition, any Transaction would in all likelihood be subject to a number of conditions, which may include, among other things,
               (i) approval by the Company's Board and lenders, (ii) obtaining financing upon terms acceptable to Mr. Naggar and Mr. Berggruen,
               (iii) receipt of a fairness opinion from financial advisors retained by the Company, (iv) entering into a definitive agreement, (v) due diligence review of the Company, and (vii) depending on how any such Transaction is structured, stockholder approval.

               Mr. Berggruen expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, Mr. Berggruen reserves the right to change his plans and intentions at any time as he deems appropriate. In particular, Mr. Berggruen may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               Depending on the response of the Board of Directors (or a committee of the Board of Directors) to Mr. Naggar's proposal and other factors deemed relevant by Mr. Berggruen, including, but not limited to, changes in the Company's business or financial situation, Mr. Berggruen reserves the right to formulate other plans and/or make proposals, and take such actions with respect to Alexander's investment in the Company, including any or all of the actions set forth in Item 4 of this Schedule 13D and any other actions as Mr. Berggruen may determine.

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               Mr. Berggruen may at any time reconsider and change his plans relating to any of the foregoing. Mr. Berggruen specifically disclaims (a) the existence of a group with Mr. Naggar, and (b) beneficial ownership of any shares of Common Stock owned by Mr. Naggar, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Item 5.        Interest in Securities of the Issuer.

        (a)(b) Alexander holds 279,700 shares of Common Stock of the Company, or 6.45% of the 4,337,886 outstanding shares (based upon the Company's Annual Report filed as Form 10-K405, dated April 2,
               2001).

        (c) On March 21, 2001, Alexander purchased 7,000 shares of Common Stock on the open market at $2 1/8 per share. Such shares were purchased with the working capital of Alexander.

        (d)    Not applicable.

        (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Nicolas Berggruen acts as an investment advisor to Alexander.

Item 7.        Materials to Be Filed as Exhibits

               Not applicable.

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                                    SIGNATURE

        After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2001


NICOLAS BERGGRUEN

        By: /s/ Nicolas Berggruen
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